

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2013

Via E-Mail
Mr. Bernard L. Kasten Jr., M.D.
Chief Executive Officer and Interim Chief Financial Officer
GeneLink, Inc.
8250 Exchange Drive, Suite 120
Orlando, Florida 32809

> **Re: GeneLink, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Form 10-Q for the Quarter Ended March 31, 2013**
> **Filed May 15, 2013**
> **File No. 000-30518**

Dear Mr. Kasten:

We have reviewed your response letter dated September 27, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings (unless otherwise indicated in comment 1 below) and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements

Report of Independent Registered Certified Public Accounting Firm, page 41

1. We note from your response to our prior comment 1 that you will file an amended Form 10-K with the name or signature of your certified public accounting firm. Please file this amended Form 10-K as soon as practicable.

Notes to the Audited Financial Statements

Note 11. Sale of Subsidiary and Licensing Agreements, page 59

2. We note from your response to our prior comment 3 that the amount received for the earn-out payment is appropriately recognized as revenue in the six months ended June 30, 2013 because the earnings target is based on revenue. However, we continue to believe that because this was contingent consideration related to the sale of your GeneWize subsidiary, any amounts received should be recorded as non-operating income, as they represent additional gains on the sale of the subsidiary. Please revise accordingly, or alternatively, please explain the authoritative accounting literature you relied upon to support your accounting treatment of the earn-out payment.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief